1655 Roberts Boulevard, N.W.
Kennesaw, Georgia 30144
August 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charlotte Young and Amanda Ravitz

Re:	Artivion, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2024
File No. 001-13165

Ladies and Gentlemen:

We are submitting this letter in response to the written comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), as contained in your letter, dated August 9, 2024 (the “Comment Letter”), to Artivion, Inc. (the “Company”) regarding the Company’s above-referenced Definitive Proxy Statement on Schedule 14A (the “2024 Proxy Statement”). We appreciate the Staff’s comments and feedback. In preparing the Company’s 2024 Proxy Statement, our intention was to comply with the letter and spirit of the recently issued Pay Versus Performance Disclosure requirements as we, and our outside consultants, interpreted them.

To facilitate your review of the Company’s response, we have repeated your comments in bold, italicized text followed immediately by the response of the Company.

Definitive Proxy Statement on Schedule 14A filed April 1, 2024

Pay Versus Performance Disclosure, page 68

1.We note that the peer group you identify in footnote (c) to your pay versus performance table, the S&P Health Care Equipment Index, is different from the peer group used for your pay versus performance disclosure in the immediately preceding fiscal year's proxy statement, the NASDAQ Medical Equipment Index. Please tell us the reason(s) for the change and provide a comparison of your cumulative total return with that of both the newly selected peer group and the peer group used in the immediately preceding fiscal year. Also, in future filings when you use a different peer group from the one you used in the immediately preceding fiscal year, please provide footnote disclosure of the reason(s) for the change and the total shareholder return comparisons required by Item 402(v)(2)(iv) of Regulation S-K.

We acknowledge the Staff’s comment. The Company respectfully submits that it changed from the NASDAQ Medical Equipment Index used in the preceding year’s proxy statement to the S&P 500 Health Care Equipment Index because the NASDAQ Medical Equipment Index was discontinued at the end of 2022. Below we are providing a comparison of the Company’s total shareholder return to that of the new peer index (the S&P 500 Health Care Equipment Index) and the index used in the immediately preceding fiscal year (the NASDAQ Medical Equipment Index).

(c) Shareholder returns reflect $100 invested as of market close on December 31, 2019, the final trading day of fiscal 2019. New Peer Index Shareholder Return reflects S&P 500 Health Care Equipment Index; Old Peer Index Shareholder Return reflects NASDAQ Medical Equipment Index, which was discontinued at the end of 2022.

In future proxy disclosures, if applicable, the Company will provide footnote disclosure of the reason(s) for using a different peer group than used in the immediately preceding fiscal year and the total shareholder return comparisons required by Item 402(v)(2)(iv) of Regulation S-K.

2.Your disclosure in footnote (d) refers to your Form 8-K filed February 15, 2024, for a reconciliation of your Company-Selected Measure of revenue growth. Please include in the proxy statement disclosure as to how the Company-Selected Measure is calculated from your audited financial statements, as required by Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. A reference to non-specific adjustments determined each year likely does not satisfy this requirement.

We acknowledge the Staff’s comment. In its future proxy disclosures, the Company will provide additional disclosure to show more clearly how the Company-Selected Measure is calculated from the Company’s audited financial statements in accordance with Regulation S-K Item 402(v)(2)(vi).

*****

We thank the Staff for its consideration and hope the Staff finds the foregoing answers responsive to its comments. If you should have any questions or further comments with respect to the Company’s 2024 Proxy Statement, please do not hesitate to contact Jean F. Holloway, the Company’s General Counsel, at (678) 290-4319 or jean.holloway@artivion.com.

Yours very truly,

/s/ Jean F. Holloway
Name: Jean F. Holloway
Title: SVP and General Counsel

cc:	Jason Grier, Artivion, Inc.
Andrew Nick, Fredrikson & Byron, P.A.